Exhibit 99.1

31 May 2018

NATIONAL GRID NORTH AMERICA INC.
£400,000,000 0.90 per cent. Convertible Bonds due 2020 (the “Bonds”)
XS1297646439

NOTICE OF ADJUSTMENT TO THE CONVERSION PRICE
This Notice is being issued by and on behalf of National Grid North America Inc. (the “Issuer”) as issuer of the Bonds. We refer to the terms and conditions of the Bonds (the “Conditions”) contained in the Trust Deed dated 1 October 2015 and made between the Issuer and The Law Debenture Trust Corporation p.l.c. All words and expressions defined in the Conditions shall (save as otherwise provided herein or unless the context otherwise requires) have the same meanings herein.
On 17 May 2018, National Grid plc announced a full year dividend of 45.93 pence per Ordinary Share (the “Full Year Dividend”). The Full Year Dividend consists of an already paid interim dividend of 15.49 pence per Ordinary Share (the “Interim Dividend”) and a year-end dividend of 30.44 pence per Ordinary Share (the “Year-End Dividend”). The Ex-Date in respect of such Year-End fell on 31 May 2018.
The Year-End Dividend exceeded the Dividend Threshold for the Relevant Period, and accordingly results in a downward adjustment to the Conversion Price pursuant to Condition 6 of the Bonds. The adjusted Conversion Price per Ordinary Share with effect from the Relevant Adjustment Date is £11.7270 and the adjusted Dividend Threshold from the Relevant Adjustment Date is

Relevant Period	Dividend Threshold (£)
From (and including) 31 May 2018 but on or before 30 September 2018	0
Thereafter, but on or before 31 March 2019	0.1375
Thereafter, but on or before 30 September 2019	0.2359
Thereafter, but on or before 31 March 2020	0.1375
Thereafter, but on or before 30 September 2020	0.2359
Thereafter, but on or before 2 November 2020	0

The Relevant Adjustment Date is 31 May 2018.
DISCLAIMER
This announcement may not be forwarded or distributed to any other person and may not be reproduced in any manner whatsoever. Any forwarding, distribution or reproduction of this announcement in whole or in part is unauthorised. Failure to comply with this directive may result in violation of the United States Securities Act of 1933, as amended (the "Securities Act") or the applicable laws of any such other jurisdiction.
This announcement is not an offer of securities for sale in the United States. The securities to which this announcement relates have not been registered under the Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an exemption from registration under the Securities Act. There will be no public offering of the securities in the United States.
This announcement has been prepared solely for information purposes and is not an offer (or a solicitation of an offer) to buy or sell any securities in any jurisdiction.

CONTACTS
Investors and Analysts

Fixed Income
Kwok Liu	+44 7900 405729 (m)
Equity
Will Jackson	+44 7584 206578 (m)
Tom Edwards	+44 7976 962791 (m)

Media

National Grid
Sean Kemp	+44 7960 012356 (m)
Teneo Blue Rubicon
Charles Armitstead	+44 (0)20 7420 3199